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                                                                                                      EXHIBIT 12
                                                         American Home Products Corporation
                                                  Computation of Ratio of Earnings To Fixed Charges (3)
                                                     (Thousands of dollars, except ratio amounts)
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                                Three Months Ended                            Years Ended December 31,
                        -------------------------------------------------------------------------------------------
Earnings:                        March 31, 2000          1999         1998         1997         1996        1995
                        -------------------------- ------------ ------------ ------------ ------------ ------------


Income (loss) from continuing
  operations before federal
  and foreign taxes (4)              $2,572,375    ($1,907,299)  $3,089,936   $2,364,753   $2,398,866   $2,148,208

Add:
Fixed charges                           102,915        403,328      371,844      513,860      601,927      701,781

Minority interests                       23,666         30,301          620        2,421       13,677        4,085

Distributed equity income                     0              0          771            0            0            0

Amortization of capitalized
  interest                                  529          1,803        1,487        1,057        5,621          768

Less:
Equity income                               102          2,122          473        9,777        8,448        6,584

Capitalized interest                      5,583         15,375        9,497       12,898            0        7,681
                                ------------------ ------------ ------------ ------------ ------------ ------------
  Total earnings (loss) as           $2,693,800    ($1,489,364)  $3,454,688   $2,859,416   $3,011,643   $2,840,577
    defined                     ================== ============ ============ ============ ============ ============

Fixed Charges:

Interest and amortization of
  debt expense                          $86,825       $343,271     $322,970     $461,370     $571,414     $665,021

Capitalized interest                      5,583         15,375        9,497       12,898            0        7,681

Interest factor of rental
  expense (1)                            10,507         44,682       39,377       39,592       30,513       29,079
                                ------------------ ------------ ------------ ------------ ------------ ------------
  Total fixed charges as defined       $102,915       $403,328     $371,844     $513,860     $601,927     $701,781
                                ================== ============ ============ ============ ============ ============
Ratio of earnings to fixed
  charges (2) (4)                          26.2             -           9.3          5.6          5.0          4.0


(1) A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.

(2) The results of operations for the year ended December 31, 1999 are inadequate to cover total fixed charges as defined.  The coverage deficiency for the year ended December 31,
    1999 is $403,328.  Excluding the charge for the REDUX and PONDIMIN litigation settlement of $4,750,000, the pro forma ratio of earnings to fixed charges would be 8.1 for the year ended December 31, 1999.

(3) Amounts have been restated to reflect the agricultural products business as a discontinued
    operation.

(4) The income from continuing operations before federal and foreign taxes for the three months ended March 31, 2000 included the Warner-Lambert termination fee of $1,709.4.
    Excluding the termination fee, the ratio of earnings to fixed charges would be 9.6 for the three months ended March 31, 2000.

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